Exhibit 99.1

Graph Blockchain Signs Binding LOI to Acquire Gaming Company

April 08, 2019 07:30 ET | Source: Graph Blockchain Inc.

TORONTO, April 08, 2019 (GLOBE NEWSWIRE) — Graph Blockchain Inc. (“Graph” or “Company”) (CSE: GBLC) is pleased to announce that it has entered into a binding letter of intent (the “LOI”) in connection with the acquisition (the “Transaction”) of all of the issued and outstanding common shares (the “Shares”) in the capital of Blockchain Innovations Corp. (“BIC”) and its wholly-owned subsidiary The Games Company Ltd. (“TGC”).

Jeff Stevens, CEO of Graph commented, “This acquisition is highly strategic and instrumental for the Company as it provides us with a leading gaming technology platform and represents the first step in our expansion plans in the high-growth gaming sector. Blockchain technologies is still in their infancy and have the potential to disrupt the gaming sector by introducing a new paradigm of how the games are monetized and distributed to consumers. We look forward to working with BIC and TGC teams in building our global footprint.”

About the Transaction

BIC is a leading international supplier of revolutionary blockchain technology for the sports, casino and payments industries. BIC designs and develops market ready blockchain technology for public and private real-money wagering and peer-to-peer gaming companies across the globe. BIC offers platform, payments and sportsbook solutions along with leading casino content run on its proprietary blockchain technology for a fair gaming and a frictionless environment with deposit-less wagering, instant confirmations and instant deposits for winning bets.

TGC is an online casino game studio with a suite of 18 games and 10 integrations. TGC designs and builds casino games in 30+ languages and accepts multiple currencies including Crypto.

Current operators and platforms using TGC include: Draft Kings, LOTO Quebec, William Hill Online, OpenBet, BETVICTOR, Bede Gaming, Video Slots, SG Digital and iSOFTBET. TGC is headquartered in London, UK and has offices in Ireland and Portugal. TGC’s platform allows TGC to supply in-house content and content from 3rd party suppliers, quickly and timely onto a growing number of operators.

According to the Global Games Market Report, more than 2.3 billion enthusiasts will have spent an estimated $137 billion on games in 2018, which represents an unprecedented increase of $16.2 billion from the previous year1. Graph’s channel partnerships and relationships with high profile clients will be invaluable in the expansion in the gaming sector. In addition, joining forces with BIC will allow Graph to leverage the back-end infrastructure that both companies have built in developing and rolling-out new technology solutions for this marketplace.

[1]	https://newzoo.com/solutions/standard/market-forecasts/global-games-market-report/

Terms of the Transaction

Pursuant to the terms of the LOI, the Company will acquire the Shares by way of a three-cornered amalgamation for an aggregate purchase price of CAD $3,000,000 (the “Purchase Price”) to be paid in common shares in the capital of the Company (“Graph Shares”) at a deemed issue price equal to the greater of (a) $0.05; (b) the 10-day volume weighted average trading price (“VWAP”) of GBLC’s common shares on the Canadian Securities Exchange (“CSE”). In addition, Graph will issue 10 million common share purchase warrants exercisable into Graph Shares for a period of 24 months from the closing date at a price of $0.10 per Graph Share, subject to the acceleration provision. The closing payment of CAD $3,000,000 shall be reduced by the amount of any and all debts held by BIC and its subsidiaries at the time of closing the Transaction.

In addition to the Purchase Price, shareholders of BIC will be eligible to receive a pro-rata share of certain earn-out bonus payments (“BP”) in two tranches based upon their proportionate shareholdings of BIC with minimum milestone achievement of 50%. The first tranche of the BP (the “First BP”) shall be payable on the first anniversary of the Closing Date (as defined herein) of the Transaction and calculated as follows:

a.

If revenue generated from BIC and its subsidiaries taken as a whole (the “Business”) is CAD $1.38 million or greater during the period from January 1, 2019 to December 31, 2019 (the “First BP Period”), Graph shall pay issue to shareholders of BIC an additional CAD $3,000,000 in Graph Shares at a deemed issue price equal to the greater of (a) $0.05; (b) the 10-day VWAP of Graph’s common shares on the CSE; and

b.

If revenue generated from the Business is less than $1.38 million, but is higher than $0.69 million during the First BP Period, Graph shall issue to shareholders of BIC an additional amount equal to $3,000,000 multiplied by a fraction, the numerator of which is the actual revenue generated from the assets during the First BP Period and the denominator of which is $1.38 million. Any such payment shall be made in Graph Shares at a deemed issue price equal to the greater of (a) $0.05; (b) the 10-day volume weighted average trading price of Graph Shares on the CSE; determined on the one-year anniversary of the closing of the Transaction.

The second earn-out bonus will be determined in the similar fashion as the First BP, except that it will be based on the revenue during the period of January 1, 2020 to December 31, 2020 (“Second BP Period”). If the revenue generated from the Business during the Second BP Period exceeds CAD $4.1 million Graph will issue an additional CAD $3,000,000 in Graph Shares at a deemed issue price equal to the greater of (a) $0.05; (b) the 10-day VWAP of Graph Shares on the CSE.

If revenue generated from the Business is less than CAD $4.1 million, but is higher than $2.07 million during the Second BP Period, Graph shall issue to shareholder of BIC an amount equal to $3,000,000 multiplied by a fraction, the numerator of which is the actual revenue generated from the Business during the Second BP Period and the denominator of which is $4.1 million. Any such payment shall be made in Graph Shares at a deemed issue price equal to the greater of (a) $0.05; (b) the 10-day VWAP of Graph Shares on the CSE.

Pursuant to the terms of the LOI, Graph has provided a secured loan to BIC in the principal amount of CAD$133,000 (the “Loan”), which has been advanced on execution of the LOI. The Loan bears interest at an annual rate of 10% and will be due and payable on the 90th day following the execution of the LOI.

It is anticipated that the Transaction will close on or before May 31, 2019 (the “Closing Date”) and is subject to the Company and BIC entering into a definitive agreement, receipt of regulatory approval, the approval of the shareholders of BIC and customary closing conditions.

About Graph Blockchain Inc.

The Company develops leading-edge private blockchain business intelligence and data management solutions and is a pure play in the graph database technology space. Graph leverages its proprietary integration of the AgensGraph Database engine with IBM’s Hyperledger Fabric to create a transparent and immutable ledger with near real-time transactional data processing and intuitive data visualization. The Company has secured multiple prototype development contracts with multi-national conglomerates and sells across client subsidiaries as a full enterprise product.

Additional Information on the Company is available at: www.graphblockchain.com

For further information, please contact:

Jeffrey Stevens – CEO

Phone: (647) 400-8494

Email: jstevens@graphblockchain.com

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Such statements may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements contained herein, including the timing of the Closing, the terms of the Transaction and the receipt of regulatory approval, are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.